UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 7)*

                              BIO-PLEXUS, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                                COMMON STOCK
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 09057C 106
-------------------------------------------------------------------------------
                               (CUSIP Number)

     KENNETH MAIMAN, ESQ.                     ROBERT C. SCHWENKEL, ESQ.
   APPALOOSA MANAGEMENT L.P.           FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
  26 MAIN STREET, FIRST FLOOR                    ONE NEW YORK PLAZA
      CHATHAM, NJ 07928                          NEW YORK, NY 10004
       (973) 701-7000                              (212) 859-8000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)

                               May 3, 2002
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    APPALOOSA MANAGEMENT L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,154,346

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,154,346

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,154,346

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    86.6%

14  TYPE OF REPORTING PERSON*

    PN

                             SCHEDULE 13D

CUSIP No. 09057C 106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVID A. TEPPER

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           11,154,346

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         11,154,346

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    11,154,346

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    86.6%

14  TYPE OF REPORTING PERSON*

    IN

     This Amendment No. 7 to the statement on Schedule 13D filed on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") on November 1, 1999, as amended by Amendment No. 1 filed on January 5, 2000, Amendment No. 2 filed on April 3, 2000, Amendment No. 3 filed on May 12, 2000, Amendment No. 4 filed on December 27, 2000, Amendment No. 5 filed on March 19, 2001 and Amendment No. 6 filed on July 23, 2001 (collectively, the "Schedule 13D"), relates to shares of common stock (the "New Common Stock") of Bio-Plexus, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D. The
Schedule 13D is hereby amended and supplemented as follows:



ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

          On May 3, 2002, the Manager and ComVest Venture Partners, L.P. ("ComVest") entered into a letter of intent (the "Letter of Intent") relating to the proposed sale by the Reporting Persons to ComVest of 9,840,286 shares of New Common Stock and the New Warrants (which are exercisable for 1,314,060 shares of New Common Stock) (collectively, the "Subject Securities") for an aggregate purchase price of $5,000,000. The Subject Securities constitute all of the shares of New Common Stock beneficially owned by the Reporting Persons. The consummation of the transactions contemplated by the Letter of Intent is subject to the negotiation and execution of a definitive purchase agreement relating to the conveyance of the Subject Securities between the Reporting Persons and ComVest and the completion of a due diligence review of the Company by ComVest within 15 business days from the date of execution of the Letter of Intent. In addition, from the date of execution of the Letter of Intent until the earlier of (a) the date that is 15 business days from the date of execution of the Letter of Intent if a definitive purchase agreement is not executed by such date and (b) the date on which the Manager and ComVest agree in writing not to consummate the transactions contemplated by the Letter of Intent, the Manager has agreed not to, and has agreed to cause its agents, representatives and other persons acting on its behalf not to, directly or indirectly, solicit, negotiate with respect to, facilitate or accept any offers for the purchase of, or the sale or transfer of the Subject Securities or a sale or merger transaction involving the Company; provided, however, that the Manager and any of its agents, representatives and other persons acting on its behalf may, consistent with the exercise of their fiduciary duties, negotiate and enter into agreements in connection with any unsolicited offers to purchase the Subject Securities or a sale or merger transaction involving the Company. In the event that the Manager accepts such unsolicited offer, the Manager has agreed to pay to ComVest the difference, if any, between the consideration received by the Manager in such transaction and $5,000,000. The foregoing description of the Letter of Intent is not intended to be complete and is qualified in its entirety by the complete text of the Letter of Intent, which is incorporated herein by reference. A copy of the Letter of Intent is filed as Exhibit 5 hereto.

          Upon consummation of the transactions contemplated by the Letter of Intent, (i) the Reporting Persons will cease to beneficially own more than five percent of the shares of New Common Stock of the Company and, as a result thereof, the reporting obligations of the Reporting Persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, with respect to the New Common Stock of the Company, will be terminated and (ii) the two members of the Company's board of directors designated to serve thereon by the Manager and the Purchasers will resign effective immediately.



ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to reflect that:

          (a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 11,154,346 shares of New Common Stock (assuming the exercise of the New Warrants), which constitute approximately 86.6% of the issued and outstanding New Common Stock of the Company, based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and there being 11,569,191 shares of New Common Stock of the Company outstanding as of March 12, 2002 as disclosed by the Company in its Form 10-K for the fiscal year ended December 31, 2001.

          (b) As of the date hereof, each of the Manager and Mr. Tepper may be deemed to have the sole voting and dispositive power with respect to 11,154,346 shares of New Common Stock (assuming the exercise of the New Warrants).

          (c) Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the New Common Stock during the sixty days preceding the date of this Amendment No. 7 to the Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses in Items 4 and 5 of this Schedule 13D are incorporated herein by reference in their entirety.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Modified First Amended Plan of Reorganization, in the chapter 11 bankruptcy case of In Re: Bio-Plexus, Inc. (Case No. 01-21079 ) pending in the United States Bankruptcy Court for the District of Connecticut, Hartford Division
               (incorporated by reference to Exhibit 10.53 of the Company's Form 10-K, filed July 17, 2001).*

Exhibit 2. Stock Purchase Agreement, dated as of July 18, 2001, by and among Bio-Plexus, Inc. and each of the purchasers listed on Exhibit A thereto.*

Exhibit 3. Warrant, dated July 18, 2001, by and among Bio-Plexus, Inc. and each of the holders listed on Exhibit A thereto.*

Exhibit 4. Registration Rights Agreement, dated as of July 18, 2001, by and among Bio-Plexus, Inc. and each of the stockholders listed on Exhibit A thereto.*

Exhibit 5. Letter of Intent, dated as of May 3, 2002, from ComVest Venture Partners, L.P. to Appaloosa Management L.P.

*  Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 3, 2002



                                Appaloosa Management L.P.

                                By:    Appaloosa Partners Inc.,
                                       Its General Partner

                                By:    /s/ David A. Tepper
                                       ---------------------------------
                                       David A. Tepper
                                       President



                                /s/ David A. Tepper
                                ---------------------------------
                                David A. Tepper